SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2005

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

EMBRATEL PARTICIPAÇÕES S.A.
Corporate Taxpayer Registry (CNPJ/MF) n.º 02.558.124/0001 -12
Corporate ID Registry n.o (NIRE) 3330026237-7
Publicly Traded Company registered with Brazilian Securities Commission (CVM)
Register n.º 01764-7

CALL NOTICE OF CONVOCATION EXTRAORDINARY GENERAL MEETING

The shareholders of Embratel Participações S.A. are hereby invited to attend the Extraordinary General Meeting to be held at the Company's head office, located in the Capital of the State of Rio de Janeiro, at Rua Regente Feijó n.º 166, 16º andar, sala 1687 – B, Centro, on October 24th 2005, at 4:00 pm, for the purposes of deliberating on the following Order of the Day:

(i) Examine, discuss and vote on the Management’s proposal for the Company’s acquisition and merger of Atlantis Holdings do Brasil Ltda. and Latam Brasil Participações S.A..

(ii) Appraise the Reasons for the acquisition and merger, by the Company, of Atlantis Holdings do Brasil Ltda. and Latam Brasil Participações S.A.

(iii) Deliberate on the acquisition and merger Protocol agreed by the directors of the said companies.

(iv) Appraise the findings of the company’s Fiscal Council concerning the proposal for the acquisition and merger, by the Company, of Atlantis Holdings do Brasil Ltda. and Latam Brasil Participações S.A..

(v) Ratify the choice, made by the company’s directors, of Aval Consult Engenharia de Avaliações Ltda. to act as the specialized company that, under the terms of existing legislation, was assigned the task of evaluating the net worth of the companies to be acquired and merged.

(vi) Ratify the choice, made by the company’s directors, of Banco ABN AMRO Real S.A., to act as the specialized company assigned with the task of valuating the economic value of the companies involved in the operation, in order to determine the exchange ratio of the shareholdings of the companies to be annulled through merger with the Company.

(vii) Ratify the choice, made by the company’s directors, of Aval Consult Engenharia de Avaliações Ltda., to undertake the valuation, at market prices, of the assets of both companies involved in the operation.

(viii) Examine and deliberate on the respective valuation reports.

(ix) Deliberate on the acquisition and merger, by the company, of Atlantis Holdings do Brasil Ltda. and Latam Brasil Participações S.A., with the dissolution of the merged companies, giving to the Executive Board power to carry out all necessary acts to realize the proposed acquisition and merger, including approving the increase in the Company’s capital stock resulting from transfer of the net worth to be acquired.

(x) Deliberate on the alteration of the Company’s Bylaws, to reflect the adopted decisions, especially in relation to the new value of the capital stock and the number of shares into which the latter will be divided.

(xi) Approve the restatement of the Company’s Bylaws.

General Instructions:

(a) The following items are made available to shareholders from October 4th 2005: (i) the Protocol and Reasons for the acquisition; (ii) the financial statements used to calculate the net worth of the companies involved operation, and (iii) all other documents cited in art. 3 of CVM Instruction n. 319, at the Company’s head office, located at Av. Presidente Vargas, n.º 1012, in the city of Rio de Janeiro, Rio de Janeiro State.

(b) The power of attorney with special powers for representation at the meeting to which the present notice relates must be deposited at the Company’s head office, in the Legal Department, no later than 48 (forty-eight) hours before the meeting is to be held.

(c) The shareholders of the Fungible Custody of Registered Shares of the Stock Exchange who wish to take part in this meeting must present an extract issued no later than 02 (two) days prior to the meeting, containing the respective stock holding.

Rio de Janeiro, September 30th 2005
Carlos Henrique Moreira
President of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2005

Embratel Participações S.A.

By:	/S/ Carlos Henrique Moreira
Carlos Henrique Moreira Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.